

ORGANIC
SOURDOUGH
BREADS, PASTRY,
AND READY TO
EATS

Beloved's
Bakery and Cafe



THE BAKERY!

TEAM MEMBERS

TIMELINE

community driven
organic sourdough
craftsmanship
transparency
living breads
old world
seasonally inspired

Who we are

WHAT WE ARE DOING AND WHERE WE ARE HEADED



Vision

we aim to create a space where our communities and families can come together and closer through the act of breaking bread and pastry. as a bridge between organic grain farmers and food lovers, we aim to increase the amount of organic, regenerative, and ethically produced and consumed food

Mission

we source organically, transparently and regionally. we craft slowly fermented breads with old world techniques and a heart full of remembrance of the farmers and streams tending and feeding the crops and the families being fed by our food. our sit down menu is seasonally inspired and chef driven with approachability and creativity dancing together. a commitment to excellence is the foundation!

Success Factors

6
Years of professionally and profitably producing sourdough breads + pizza

Thousands
of established customers with lots of brand recognition.

Team work
makes the dreamwork - established crew commitied to the success

4K +
people weekly exposure to our products at summer farmers markets

belovedsbread.com

Milestones

2019

Our first farmers markets! Holy smokes, how we and the markets we attend have grown. Over 10x growth in sales and market attendance. Sleepless nights in the leased kitchen made for some delirious market mornings!

belovedsbread.com

2022

Purchased our own oven, mixers, a divider and moved into a new space. Bigger bills but more sleep and capacity!

EARLY 2023

Whoa. We are going for it. Lease for a cafe/retail bakery in a dream location is in our court. LESSSGO

YEAR END '23

We got the keys, construction began. First round of funding secured.

Q1 '23

Moving the oven in and finishing the final touches. Let's open!





Who We Are

We are a community driven bakery that provides organic sourdough bread and pastries, created with our eyes and hearts anchored to craftsmanship and flavor. Our old world breads are alive with natural cultures.

We have found tremendous purpose and belonging in working with our hands and food. Baking bread is a tasty pleasure and to top it off we get to serve it with transparency and honesty to our community. Coming deeper into a feeling of community has given our project so much life and our new space will allow this to deepen with a central location to gather.

belovedsbread.com

Our Team Leads

Take us home you guys!



Zach



Marco



Zach
Condron

CEO / FOUNDER

baker, accountant, farmer, dancer, geek, music lover.
Head baker, majority stakeholder, project lead!

A magician in the bakery and lover at heart. Absolutely obsessed
with bread, quality and craft. No stoned is left unturned in the
bakery without Zach's hands, eyes, or mind. Dedicated to the team
and inspired to have a familial workplace with professional quality
at every turn, the bakery's heartbeat is because of his efforts. A
5th generation Nevadan, our head baker and business leader has
found his purpose in giving back to his families long standing home
as one of the community's bakers.

belovedsbread.com

09



Marco Dobrescu

LEAD PASTRY CHEF • EXECUTIVE CHEF

A confident leader and a big dreamer, Marco is our menu maestro and lead pastry chef, he brings forward creativity, intention, and flair, serving the community food that is well looked after: organically grown, close to home, and prepared with skill. With a background in kitchens across the united states including his own project Uncle Buddies where he served up tantalizing southern creations we are so honored and lucky to have his palette and dreams being woven into the bakery.

belovedsbread.com



Bobby Enzenberger

EXEC SOUS CHEF

Masterful, skilled and attentive Bobby's background as a surgical tech and line cook have contributed to his tremendous ability to flow in the bakery and kitchen in any circumstance. Calm under pressure, always stoked and full of vitality, his contributions keep things moving along at a bright pace with improvements happening each bake and service. The crossroads of skill, calmness and positivity are hard to find in kitchens. When he said yes to being an owner and hand at the bakery the value and quality instantly leveled up. Truly an all star, friend, and worker!

belovedsbread.com



Anthony Patti
LINE AND FRONT END

Eager, creative and talented, Tony's years in Italian and French kitchens show through his off the cuff menu inspirations and wicked skills on the line. Always dreaming up the next improvement and creation on the line and in the customer's experience he will be masterfully orchestrating smooth service, impeccably executed plates and quality nourishment. With a long list of restaurants and food service positions both at the front and behind the house, we are majorly excited about his eagerness to give so much to the bakery and cafe.

belovedsbread.com



Kayla Alexander

Bringing the big mother energy to the bakery, the subtlety and beauty of her heart flows through her hands and into huge pots of food. It feels like all the mothers before her have been whispering to her since she first set foot in the kitchen. Most at home over the stove with a huge pot and wooden ladle, she has been the backbone of any ready to eat food that thousands of our customers have celebrated in the years past. With an innate connection to the seasons and nourishment of home cooked food, her gifts and spirit will continue to propel the success of Beloved's. Each market, customers come back through the farmers market line again for another empanada or sandwich after eating one of her creations - compliments to the chef! Her contributions to the Cafe will be continuing the home style feel to our menus and directing the marketing so that the heart of the bakery is felt and understood.

belovedsbread.com

09

Our Channels



FARMERS
MARKETS



RETAIL



WHOLESALE



CAFE

BELOVED'S BAKERY AND CAFE |

Why are we raising money

• TO REALLY DELIVER

With our numerous markets a week in addition to the retail space overflowing with fresh bread all day long, our new space is going to be producing A LOT of bread and we need your help securing the equipment and getting the facility ready to pump. We need enough capital to get us through the first 6 months of operating plus any unforseen costs as we button everything up prior to opening.

We have secured the funding for our equipment and core needs but we still have a long way to go for this dream to fully actualize.

belovedsbread.com



11

please
share!



UP WE GO!

This project will be hugely impacted by the more YOU share this with the people close to you. We see and know that the Reno Tahoe Area is asking for this so please help us make this a reality! Share the campaign, pass this info along and let us, together, let the heart shine forth and love flow!






belovedsbread.com

+1-605-595-4544